Filed by Just Eat Takeaway.com N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.
Commission File No.: 001-36389

Form F-4 File No.: 333-255540

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS (OR PROSPECTUS EQUIVALENT DOCUMENT) AND IS NOT AN OFFER OF SECURITIES FOR SALE, NOR A SOLICITATION OF AN OFFER TO ACQUIRE OR A RECOMMENDATION TO SELL OR BUY SECURITIES, IN ANY JURISDICTION.  NEITHER THIS ANNOUNCEMENT NOR ANY PART OF IT SHALL FORM THE BASIS OF OR BE RELIED ON IN CONNECTION WITH OR ACT AS AN INDUCEMENT TO MAKE ANY INVESTMENT DECISION, OR TO ENTER INTO ANY CONTRACT OR COMMITMENT WHATSOEVER.  INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEW JUST EAT TAKEAWAY.COM SHARES EXCEPT ON THE BASIS OF THE INFORMATION CONTAINED IN THE PROSPECTUS AND THE SEPARATE REGISTRATION STATEMENT ON FORM F-4 AND DEFINITIVE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC, INCLUDING THE RISK FACTORS SET OUT THEREIN.

Amsterdam, 12 May 2021

Just Eat Takeaway.com publishes prospectus in connection with the proposed acquisition of Grubhub

Just Eat Takeaway.com N.V. (AMS: TKWY, LSE: JET), hereafter the “Company” or “Just Eat Takeaway.com”, publishes a prospectus (the “Prospectus”) in connection with the proposed acquisition of 100% of the shares of Grubhub Inc. (NYSE: GRUB) (“Grubhub”) in an all-share combination (the “Transaction”).

On 10 June 2020, Just Eat Takeaway.com announced that it had entered into a definitive agreement to acquire 100% of the shares of Grubhub in an all-share combination.  The Company held an extraordinary general meeting on 7 October 2020 at which Just Eat Takeaway.com shareholders overwhelmingly resolved, among other things, to approve the Transaction and to delegate to the Management Board, subject to certain limitations, the right to issue the New Just Eat Takeaway.com Shares.

The Prospectus, dated 12 May 2021, has been published in connection with (i) the admission of the New Just Eat Takeaway.com Shares to the premium listing segment of the UK Official List and to trading on the London Stock Exchange’s main market for listed securities and (ii) the admission of the New Just Eat Takeaway.com Shares to listing and trading on Euronext Amsterdam.

The Prospectus has been approved by the Dutch Authority for the Financial Markets, as competent authority under the EU Prospectus Regulation and, separately, by the United Kingdom Financial Conduct Authority, as competent authority under the UK Prospectus Regulation.

In connection with the Transaction, Just Eat Takeaway.com has also filed with the Securities and Exchange Commission of the United States of America (the “SEC”) a registration statement on Form F-4 to register the shares to be issued in connection with the Transaction, which registration statement is expected to be declared effective by the SEC on or about 12 May 2021. Grubhub is expected to mail a definitive proxy statement/prospectus to Grubhub stockholders beginning on or about 12 May 2021, seeking their approval of the Transaction at a special meeting of Grubhub stockholders to be held on 10 June 2021.

Availability of the Prospectus

A copy of the Prospectus is available for inspection on the Company’s website at https://www.justeattakeaway.com/. In addition, a copy of the Prospectus has been submitted to the National Storage Mechanism and the Prospectus will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Capitalised terms not otherwise defined in this announcement have the same meaning given to them in the Prospectus.

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With nearly 250,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants.  In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO
Jörg Gerbig, COO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information please visit the Company’s corporate website: https://www.justeattakeaway.com/

BofA Securities
(Sponsor, joint financial adviser and corporate broker to Just Eat Takeaway.com)	+44 (0) 20 7628 1000
Ference Lamp
Peter Luck
Ric Spencer
Kieran Millar

Goldman Sachs International (Joint financial adviser and corporate broker to Just Eat Takeaway.com)	+44 (0) 20 7774 1000
Clif Marriott
Barry O’Brien
Nick Harper

Cravath, Swaine & Moore LLP, De Brauw Blackstone Westbroek N.V. and Slaughter and May are retained as legal advisers to Just Eat Takeaway.com.

Important Notice Relating to the Sponsor and Financial Advisers

Merrill Lynch International, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting as sponsor exclusively for Just Eat Takeaway.com in connection with the Transaction and for no one else and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of Merrill Lynch International or for providing advice in connection with the Transaction.

Bank of America Europe DAC, Amsterdam Branch (together with Merrill Lynch International, “BofA Securities”), a subsidiary of Bank of America Corporation, is acting as financial adviser exclusively for Just Eat Takeaway.com in connection with the Transaction and for no one else and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to its clients or for providing advice in connection with the Transaction.

Goldman Sachs International, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser for Just Eat Takeaway.com and no one else in connection the Transaction and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the Transaction.

Forward Looking Statements

This announcement may contain “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain approval by Grubhub stockholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realise anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this release, unless otherwise indicated, and there is no implication that the information contained in this release is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the SEC, including Grubhub’s Annual Report on Form 10-K filed with the SEC on March 1, 2021, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at https://investors.grubhub.com or the SEC’s website at https://www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at https://www.justeattakeaway.com/. Except as required by law, none of Grubhub, Just Eat Takeaway.com, BofA Securities or Goldman Sachs International assume any obligation to update these forward-looking statements or this release, or to update, supplement or correct the information set forth in this release or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. No representation, assurance or guarantee is made that the occurrence of the events expressed or implied in any forward-looking statement will come to pass, in whole or in part, and none of Just Eat Takeaway.com, Grubhub, BofA Securities, Goldman Sachs International, nor any of the foregoing persons’ affiliates or their respective directors, officers, employees, agents and/or advisers accept any responsibility for such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the Transaction, Just Eat Takeaway.com has also filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the Transaction.  The SEC is expected to declare the registration statement effective on or about 12 May 2021.  Grubhub is expected to commence mailing of a definitive proxy statement/prospectus to Grubhub stockholders on or about 12 May 2021, seeking their approval of the Transaction at a special meeting of Grubhub stockholders to be held on 10 June 2021.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHICH IS ALSO EXPECTED TO BE FILED WITH THE SEC ON 12 MAY 2021, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JUST EAT TAKEAWAY.COM, GRUBHUB AND THE TRANSACTION.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Just Eat Takeaway.com or Grubhub free of charge through the website maintained by the SEC at https://www.sec.gov, from Grubhub at its website, https://investors.grubhub.com, or from Just Eat Takeaway.com at its website https://www.justeattakeaway.com/.  Any supplement to the Prospectus will be made available on the website of Just Eat Takeaway.com at its website https://www.justeattakeaway.com/.

Participants in Proxy Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction under the rules of the SEC.

Information about Grubhub’s directors and executive officers is available via its definitive proxy statement dated 9 April 2020 for its 2020 Annual Meeting of Stockholders (the “2020 Proxy Statement”).  To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the 2020 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at https://investors.grubhub.com.

Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2020 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, https://www.justeattakeaway.com/.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus expected to be filed with the SEC on 12 May 2021 and other relevant materials which have been filed with the SEC in connection with the Transaction.  Investors should read both the Prospectus and such definitive proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.

General

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.  Nothing contained herein constitutes or should be construed as (i) investment, tax, financial, accounting or legal advice (ii) a representation that any investment or strategy is suitable or appropriate to any individual investor or (iii) a personal recommendation to any individual investor.

For the avoidance of doubt, the content of the websites referred to herein are not incorporated by reference into, and do not form part of, this announcement.